Filed by: NextEra Energy, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933
Subject Company: Dominion Energy, Inc.
File No. of Related Registration Statement (Form S-4): 333-297351

The following article was published by The Richmond Times-Dispatch on September 14, 2026.

Revised NextEra bid for Dominion would boost bill credits, add 600 Richmond jobs

The Richmond Times-Dispatch

September 14, 2026

By Dave Ress

Residential ratepayers would see credits on their power bills for twice as long as first proposed under a series of revisions to NextEra Energy’s $67 billion bid to acquire Dominion Energy.

The extension would come from redirecting credits to residential customers that would otherwise go to data centers.

Shareholders of the merged companies would also fund a $100 million addition to Dominion’s Energy Share program, which helps people struggling to pay energy bills.

In addition, NextEra is proposing to create 600 new jobs, including positions in a $500 million-plus office tower to be built on the vacant lot next to Dominion’s Canal Street headquarters.

NextEra will maintain the current number of Dominion jobs in Virginia for 5 years.

“This is in response to what we’ve heard, listening to policymakers and stakeholders ... We heard about affordability, about jobs, about clean energy,” John W. Ketchum, NextEra’s chairman, president, and chief executive, told the Richmond Times-Dispatch in a telephone interview Sunday.

Ketchum said the bill credits for residential customers would continue for four years instead of the two years that the companies proposed in their merger agreement this spring.

In addition to shifting credits from data centers to residential customers, NextEra would boost the funds available for Virginia bill credits from $1.78 billion to $1.87 billion, he said.

“We’re fully committed to ensuring that data centers pay their fair share,” Ketchum said.

NextEra’s Florida utility has done so with a rate structure similar to Dominion’s program, requiring large collateral payments and long-term contracts for set payments from data centers.

Ketchum said NextEra shares Gov. Abigail Spanberger’s belief that data centers should pay the full cost of service. He said he agreed with her successful argument that the State Corporation Commission should shift more of the costs of high voltage transmission lines to data centers.

Separately, in a filing last week with the SCC, Amazon Data Services, one of the biggest data center operators in Virginia with multi-billion-dollar plans to expand here, said it would reallocate any bill credits it could receive in order to make other Virginians’ bills more affordable.

The SCC is reviewing the merger to ensure it does not harm Virginia ratepayers and has the power to approve, reject or demand changes.

The $100 million shareholders will add to Dominion’s Energy Share program would come on top of the General Assembly’s directive this year to expand funding of that program by between $156 million and $204 million over the next 12 years.

Longer term, Ketchum said the merged companies would have the buying and financing power to bring big savings on their costs, savings that would be reflected in customers’ bills.

Being able to operate at a large scale pays off, Ketchum said.

“I’d say look at what we’ve done at Florida Power and Light, where electric bills have declined 20% between 2006 and now in real terms,” as adjusted for inflation, he said.

On the jobs front, NextEra would employ 600 people in Virginia.

These new positions would include individuals involved in NextEra’s current work on small modular reactors, battery storage, grid modernization and cybersecurity.

The cost of the new tower will fall on shareholders, not Virginia ratepayers.

Any work these NextEra employees do for the company’s giant Florida utility or other energy companies would be billed to those firms, and it is only the jobs they do on Dominion’s Virginia system that would ultimately be part of ratepayers’ bills, after review by the SCC.

The companies expect suppliers will move another 400 jobs to Virginia.

Shareholders will also fund a new $100 million workforce program aimed at training people to fill what the companies expect will be a growing number of positions.

“We’re building a clean energy ecosystem in Virginia,” Ketchum said.

“This is not the usual merger,” where the objective is usually to save money by cutting jobs, he said.

“This is a combination of companies that are growing and that intend to be market leaders,” he said.

NextEra and Dominion have also proposed a $1 billion, five-year commitment to buy equipment, materials and supplies from Virginia businesses.

The two firms also plan to launch an annual energy conference in Virginia, on the same scale as Houston’s annual CERAWeek, which this year brought more than 2,470 firms, 2,200 top energy company executives, 588 government officials, including 67 ministers of energy, to the city.

The conference would focus on the electricity sector, and the two companies say they believe that, for electricity, Richmond could become the same kind of business center that Houston is for oil and gas.

But some things won’t change if the SCC and regulators in South and North Carolina, along with the Federal Energy Regulatory Commission and the U.S. Nuclear Regulatory Commission, approve the merger, Ketchum said.

Dominion’s Virginia utility will still be subject to SCC review of its rates and plans for power plants and the wires and equipment that carry electricity, Ketchum said.

The commission’s every-two-year review of base rates, as well as its reviews of surcharges for new facilities, will still focus on whether Dominion is making enough, too much or too little money to ensure reliable electric service.

NextEra is committed to expanding renewable energy and battery storage, as required by the Virginia Clean Economy Act and recent legislation on battery storage, Ketchum said. NextEra has the nation’s largest fleet of solar, wind and battery facilities, he said.

SCC oversight over the Virginia utility’s financial relations to its parent company remains in place to ensure that ratepayers aren’t covering costs that should fall on shareholders or on NextEra’s other businesses.

State law banning electric utilities from disconnecting customers when temperatures fall below 32 degrees or rise above 92 degrees will remain in effect.

“We want to put customers first … We want to be sure we’re putting our best foot forward,” Ketchum said.

Richmond mayor Danny Avula said the revised terms were the kinds of commitments the city had been looking for.

“Dominion/NextEra are proposing to invest big in Richmond, a new downtown tower, a commitment to preserve jobs and add new jobs here, large investments in the workforce development pipeline, and an even greater rebate commitment to the residential ratepayers of Virginia,” he said.

House Minority Leader Terry Kilgore, R-Scott, said: “All in all, I think this is a good move.”

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this communication, including, among other things, statements regarding the pending business combination transaction between NextEra Energy, Inc., a Florida corporation (“NextEra Energy”), and Dominion Energy, Inc., a Virginia corporation (“Dominion Energy”), and future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the pending transactions, the anticipated impact of the pending transactions on the combined company’s business and future financial and operating results, the anticipated closing date for the pending transactions and other aspects of NextEra Energy’s or Dominion Energy’s operations or operating results, are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events can be used to identify forward-looking statements. Where, in any forward-looking statement, NextEra Energy or Dominion Energy expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. Any forward-looking statement is not a guarantee of future performance, outcomes or results and is subject to numerous risks, uncertainties and other factors, many of which are beyond NextEra Energy’s or Dominion Energy’s control, that could cause actual performance, outcomes or results to differ materially from what is expressed or implied in the forward-looking statement.

These factors include a failure by NextEra Energy to successfully integrate Dominion Energy’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits of the pending transactions may not be fully realized or may take longer to realize than expected; the timing of the closing of the pending transactions, including the risk that the conditions to closing are not satisfied on a timely basis or at all or the failure of the transactions to close for any other reason or to close on the anticipated terms, including with the anticipated tax treatment; the risk that any governmental or regulatory approval, consent or authorization that may be required for the pending transactions is not obtained, is delayed or is obtained subject to conditions that are not anticipated or that cause the termination of the merger agreement and abandonment of the transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement by either party; the risk that certain provisions in the merger agreement or the pendency of the transactions may impact either party’s ability to pursue certain business opportunities or strategic transactions; unanticipated difficulties, liabilities or expenditures relating to the transactions, including the impact of potential litigation relating to the transactions; the effect of the announcement, pendency or completion of the pending transactions on the parties’ business relationships and business operations generally, including the parties’ relationships with regulators, suppliers, vendors and customers; the effect of the announcement or pendency of the pending transactions on the parties’ common stock prices and uncertainty as to the long-term value of either party’s common stock; risks that the pending transactions disrupt either party’s current plans and operations, including due to the diversion of the attention of management from ordinary course business operations, and potential difficulties in hiring or retaining employees as a result of the pending transactions; any rating agency actions; the impact of the announcement or pendency of the pending transactions on either party’s ability to access capital, including the short- and long-term debt markets, on a timely and affordable basis; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities of NextEra Energy and in the financial results of NextEra Energy or Dominion Energy; and the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity or gas. The registration statement on Form S-4 (Registration No. 333-297351) filed by NextEra Energy with the Securities and Exchange Commission (the “SEC”) on July 9, 2026 (the “Registration Statement”), which was declared effective by the SEC on July 23, 2026, and the definitive joint proxy statement/prospectus filed by NextEra Energy with the SEC on July 28, 2026 (the “definitive joint proxy statement/prospectus”), describe additional risks relating to the pending transactions and combined company. While the list of factors presented here and the list of factors presented in the Registration Statement and the definitive joint proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to NextEra Energy’s and Dominion Energy’s respective periodic reports and other filings with the SEC, including the risk factors contained in NextEra Energy’s and Dominion Energy’s most recently filed Annual Reports on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q.

Any forward-looking statements included in this communication represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the date(s) indicated in such statement). Except as required by law, neither NextEra Energy nor Dominion Energy undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transactions and Where to Find It

In connection with the pending transactions, NextEra Energy has filed with the SEC the Registration Statement, which includes a joint proxy statement of NextEra Energy and Dominion Energy that also constitutes a prospectus of NextEra Energy. The Registration Statement was declared effective by the SEC on July 23, 2026. NextEra Energy filed the definitive joint proxy statement/prospectus with the SEC, and Dominion Energy filed a definitive proxy statement with the SEC, in each case, on July 28, 2026, and each of NextEra Energy and Dominion Energy commenced mailing of the definitive joint proxy statement/prospectus to their respective shareholders on or about July 28, 2026. Each of NextEra Energy and Dominion Energy may also file other relevant documents with the SEC regarding the pending transactions. This communication is not a substitute for the Registration Statement or the definitive joint proxy statement/prospectus or any other document that NextEra Energy or Dominion Energy may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NEXTERA ENERGY, DOMINION ENERGY, THE PENDING TRANSACTIONS AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Registration Statement, the definitive joint proxy statement/prospectus and other documents containing important information about NextEra Energy, Dominion Energy and the pending transactions filed or that will be filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by NextEra Energy are available free of charge on NextEra Energy’s website at http://www.investor.nexteraenergy.com/ or by contacting NextEra Energy’s Investor Relations Department by email at investors@nexteraenergy.com or by phone at (800) 222-4511. Copies of the documents filed with the SEC by Dominion Energy are available free of charge on Dominion Energy’s website at http://investors.dominionenergy.com or by contacting Dominion Energy’s Investor Relations Department by email at investor.relations@dominionenergy.com or by phone at (804) 819-2438.

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